EXHIBIT 99.1

Supplementary Report - Dismissal of Motion for Class Action against Pelephone

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On September 9, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”), announced that further to the Company's immediate report dated August 21, 2011 regarding a claim and motion to certify the claim as a class action against the subsidiary, Pelephone Communications Ltd. ("Pelephone") and two additional cellular phone operators, a supplementary report was provided, whereby on September 6, 2012, the Company was notified by Pelephone that the Central District Report dismissed the claim and the motion to certify the claim as a class action. The claim asserted that the defendants' customers were charged for overseas calls by rounding the call duration to a full minute which, according to the claim, is contrary to the provisions of the license and the law. According to the plaintiff whose lawsuit is directed against Pelephone, the overcharges by Pelephone to the plaintiff amounted to NIS 104 (together with VAT).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.